SEAGULL ENERGY CORPORATION                   1001 Fannin
NEWS RELEASE                                 Suite 1700
                                             Houston, Texas 77002
                                             (713) 951-4700



FOR IMMEDIATE RELEASE

Contacts:
         Alan Payne                          Judith Wilkinson
         Seagull Energy Corporation          The Abernathy MacGregor Group, Inc.
         713-951-4700                        212-371-5999


                 SEAGULL ENERGY AMENDS SHAREHOLDER RIGHTS PLAN

     HOUSTON,  TEXAS  (DECEMBER 15, 1997) -- Seagull Energy  Corporation  (NYSE:
SGO) announced today that its Board of Directors has amended the Company's Shareholder Rights Plan to, among other things, reduce the threshold at which the Rights become exercisable from 20% to 10%. Under the amended plan, if a person or group acquires or seeks to acquire beneficial ownership of 10% or more of Seagull's common stock or announces a tender offer which would result in ownership by a person or group of 10% or more of the common stock, each Right would entitle the other shareholders to buy $30.75 worth of Seagull shares for half of the then-current, per-share market price. Any shareholder whose ownership exceeded 10% on December 12, 1997, and who does not acquire additional shares, is excepted from this amendment.

     The Shareholder Rights Plan, which was initially adopted in 1989, is intended to ensure that all of the Company's shareholders receive fair and equal treatment in the event a hostile takeover of the Company is attempted, and to guard against partial tender offers, squeeze-outs, open-market accumulations and other abusive takeover activities.

     Seagull also announced today that Carl C. Icahn has recently notified the Company that he has made a filing with the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In his filing, Mr. Icahn indicated that he intends to acquire at least 15% of
Seagull's common stock "depending upon various factors including market conditions." Except for the Hart-Scott-Rodino notice, Seagull has not had any contact with Mr. Icahn, and Seagull has not been informed of any purchases of Seagull shares by Mr. Icahn.

     Houston-based Seagull is an international oil and gas company engaged in exploration and development in the United States, Egypt, Cote d'Ivoire, Indonesia and the Russian Republic of Tatarstan. It also transports, distributes and markets natural gas, liquids products and petrochemicals.